UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-8590

THE MURPHY OIL CORPORATION 401(K) PLAN
(Full title of the Plan)

MURPHY OIL CORPORATION
(Name of issuer of securities held pursuant to Plan)

9805 Katy Fwy, Suite G-200, Houston, Texas 77024
(Address of issuer’s principal executive office) (Zip Code)

The Murphy Oil Corporation 401(K) Plan

*All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are inapplicable or not required

Report of Independent Registered Public Accounting Firm
Plan Administrator, Plan Participants and Board of Directors
THE MURPHY OIL CORPORATION 401(K) PLAN
Houston, Texas

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Murphy Oil Corporation 401(K) Plan (the Plan), formerly known as the Thrift Plan for Employees of Murphy Oil Corporation, as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ FORVIS, LLP

We have served as the Plan’s auditor since 2005.

Houston, Texas
June 22, 2023
Federal Employer Identification Number: 44-0160260

The Murphy Oil Corporation 401(K) Plan

Statements of Net Assets Available for Benefits
December 31, 2022 and 2021

	2022	2021
Assets
Investments at fair value	$185,252,683	$207,716,432
Participant notes receivable	1,750,297	1,726,104
Other receivables	—	500,579
Net assets available for benefits	$187,002,980	$209,943,115

See accompanying notes to financial statements, page 6.

The Murphy Oil Corporation 401(K) Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2022

Additions
Investment income (loss):
Interest and dividend income	$7,916,251
Net depreciation in market value of investments	(15,061,459)
Total investment loss	(7,145,208)
Interest income on notes receivable from participants	68,241
Contributions:
Employer	5,329,064
Employee	7,670,758
Rollover from other plans	819,723
Total contributions	13,819,545
Administrative expense credit	20,986
Total additions	6,763,564
Deductions
Benefits paid directly to participants	(29,703,699)
Total deductions	(29,703,699)
Net change for the year	(22,940,135)
Net assets available for benefits:
Beginning of year	209,943,115
End of year	$187,002,980

See accompanying notes to financial statements, page 6.

The Murphy Oil Corporation 401(K) Plan
Notes to Financial Statements

1. Summary of Significant Accounting Policies and Provisions of the Plan

Basis of Presentation

The accompanying financial statements of The Murphy Oil Corporation 401(K) Plan (the Plan), have been prepared on the accrual basis of accounting and present the net assets available for benefits to participants in the Plan and changes in net assets available for benefits. Investments are reported at fair value, including the investment in the common collective trust which is valued using net asset value (NAV) as a practical expedient.

Benefits are recorded when paid. The Plan has made estimates in preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Effective January 1, 2022, the plan name, the Thrift Plan for Employees of Murphy Oil Corporation was changed to The Murphy Oil Corporation 401(K) plan.

Significant Provisions

The following is a summary of certain information related to the Plan, which is sponsored by Murphy Oil Corporation (Murphy) and as of September 1, 2021, it is administered by Murphy’s Benefit Committee (the Committee). The Plan documents should be referred to for a complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Each employee, except leased or contract employees, of one of the following companies (identified herein collectively as the Companies and individually as the Company) who is in Covered Employment as defined by the Plan may participate in the Plan.
A. Murphy Oil Corporation.
B. Murphy Exploration & Production Company, a wholly owned subsidiary of Murphy

A participant may have the following Plan accounts to which amounts may be allotted by the participant or contributed by the Company, with limitations as indicated.
A. Salary Deferral Account – participant’s allotments up to a maximum of 25% of base pay for the year, but not to exceed $20,500 annually in 2022.
B. Matching Employer Contribution Account – Company contributions, dollar-for-dollar, based on the participant’s allotments (up to a maximum of 6% of base pay including overtime) made to the Salary Deferral Account.
C. Employee Contribution Account – a non-highly compensated employee’s after-tax allotments up to a maximum of 10% of base pay for the year. If highly compensated

The Murphy Oil Corporation 401(K) Plan
Notes to Financial Statements
(per IRS and calculated in arrears, for the 2022 plan year, an employee earning more than $130,000 in 2021), then no after-tax allotments are allowed.
D. Deductible Contribution Account – participant’s allotments to this account have not been allowed after December 31, 1986, but established accounts have been allowed to remain.
E. Minimum 401(k) Contribution Account – participant’s allotments to this account have not been allowed after March 31, 1992, but established accounts have been allowed to remain.
F. Rollover Account – contributions made by a participant from a prior qualified plan.
G. Catch-Up Contribution Account – participant’s allotments for all eligible employees who have attained age 50 before the close of the Plan year and are contributing the maximum pre-tax amount permitted by the Plan, up to a maximum of 75% of base pay for the year, but not to exceed $6,500 for 2022.

Each participant’s account includes the participant’s contribution and allocations of (a) the Company’s contribution (b) Plan earnings and (c) administrative expenses. Additionally, each participant’s account can be allocated revenue sharing credits upon the Company’s election.  Allocations are based on participant earnings or account balances, as defined.  The amount to which a participant is entitled is the amount that can be provided from the participant’s vested account.

Employees are eligible to participate in the Plan on the first day of the month following their date of hire or immediately, if hired on the first day of the month. All active participants in the Plan are immediately vested in their voluntary contributions and all Company contributions.

A vested participant who enrolled prior to January 1, 2008 may withdraw from the Matching Employer Contribution (Matching Employer) Account either totally or partially (limited to at least 10%, but no less than $250, or any higher multiple of 5% up to 50% of the account balance) once every 24 months or at any time after reaching age 59½. Any participant enrolled after December 31, 2007 can only withdraw from the Matching Employer Account after reaching age 59½.

A withdrawal from either a Salary Deferral Account or Catch-up Contribution Account is not permissible except upon a finding that a hardship exists as defined by federal tax regulations, upon the attainment of age 59½ or upon termination.

A withdrawal from a Rollover Account is permitted at any time, however, a tax penalty may apply for withdrawals prior to reaching age 59 ½.

Withdrawals from Employee Contribution Accounts or Deductible Contribution Accounts must be at least $250 with a minimum of 10%, whichever is greater, with such amount to be designated as a multiple of 5%, and may not be made until at least 12 months after the most recent such withdrawal. No participation penalty is applied to such a withdrawal.

The Murphy Oil Corporation 401(K) Plan
Notes to Financial Statements
A withdrawal from a Minimum 401(K) Contribution Account is not permissible except upon termination.

A participant may withdraw from a Discretionary Employer Contribution Account under guidelines established by the Committee that are uniformly applicable to all participants.

Any taxable income distributed to a participant may be subject to a 10% penalty tax under the Tax Reform Act of 1986. A $20 fee is charged for an in-service non-hardship withdrawal.

An eligible employee may borrow a minimum of $500 and a maximum equal to the lesser of (a) $50,000 less the highest outstanding loan balance(s) in the last twelve months or (b) 50% of their vested account balance. An eligible employee may have one general-purpose loan and one residential loan outstanding at any one time. Prior to 2022, residential loans were approved by the Benefits Committee. Effective January 1, 2022, residential loans are administered and approved by the Trustee. The term of each loan will be in whole years, with maximums of five years for a general-purpose loan and 15 years for a residential loan. Loan repayments, including interest at the prime rate as of the beginning of the loan period, are made into the participant’s account through after-tax payroll deductions. Each loan has a $35 initiation fee and a $15 annual maintenance fee. Interest rates on outstanding notes receivable at December 31, 2022 range from 3.25% to 6.25%.

Upon retirement, disability, or death of a participant, the participant or his/her designated beneficiary has the option to receive settlement in a lump sum or installment payments over a period of time not to exceed the actuarial life of the participant.

Obligation for Contributions to the Plan

The Company makes contributions to the Plan based on each participant’s allotments to the Salary Deferral Account subject to a maximum of 6% of the participant’s base pay (including overtime, where relevant). Although the Company has not expressed any intent to terminate the Plan, it may do so at any time.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the Murphy Oil Corporation common stock and Murphy USA Inc. common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any shares for which instructions have not been given by the participant.

Administrative Expenses

Murphy pays certain costs of the Plan while employees pay administrative fees. Trustee fees and related expenses will be paid by the Plan. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses of the Plan are netted directly from the participant accounts.

The Murphy Oil Corporation 401(K) Plan
Notes to Financial Statements

2. Recent Accounting Pronouncements

Accounting Principles Adopted

None

Recent Accounting Pronouncements

None

3. Net Assets and Investments

All assets in the Plan sponsored by Murphy Oil Corporation are associated only with The Murphy Oil Corporation 401(K) Plan. Fidelity Management Trust Company (FMTC), Boston, Massachusetts, is the Trustee for Plan assets. The Trustee’s had no nonparticipant-directed investments related to the Plan.

The following table presents the net assets of the Plan as of December 31, 2022 and 2021.

	2022	2021
Investments at fair value
Common Stock
Murphy Oil Corporation	$28,007,029	$23,717,056
Murphy USA Inc.	9,486,475	9,550,688
Total common stock	37,493,504	33,267,744
Common/collective trust	25,078,718	22,679,293
Mutual funds	122,680,461	151,769,395
Participant notes receivable	1,750,297	1,726,104
Other receivables	—	500,579
Net assets	$187,002,980	$209,943,115

tbi
Quoted market prices are used to determine the fair value of investments in the registered investment companies and the common stock. Participant notes receivable are valued at cost plus accrued interest. Purchases and sales of securities are recorded on a trade date basis. Interest is recorded as earned and dividends are recorded on the ex-dividend date. Net depreciation in market value of common stock and registered investment companies includes realized gains (losses) and unrealized appreciation (depreciation) in the fair value of these investments.

The Murphy Oil Corporation 401(K) Plan
Notes to Financial Statements
The Plan invests in Management Income Portfolio II (MIP II), a common collective trust fund (CCT) managed by FMTC. FMTC maintains the contributions in a general account. The Plan’s interest in the CCT is valued at the net asset value (NAV) as a practical expedient.  This practical expedient would not be used if it is determined to be probable that the investment contract would sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. The CCT had no unfunded commitments as of December 31, 2022 and 2021. The CCT has no redemption notice period, but does have a 90 day restriction for amounts transferred to a competing fund.

NAV as reported to the Plan by FMTC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at NAV. There are no reserves against NAV for credit risk of the contract issuer or otherwise.

4. Investment Options

Each Plan participant may invest contributions in one or more of 27 investment options. A participant determines how each of his/her accounts is divided among the different options, but any division of a participant’s allotment and Company contributions must be in whole percentages. Account balance transfers must be at least the greater of 1% of the account balance or $250.

The Murphy Stock Fund (MSF), which is managed by FMTC, is a fund comprised of common stock of Murphy Oil Corporation. A participant withdrawing from MSF may elect to receive either cash or Murphy stock. If the participant elects to receive stock, the value of his/her MSF withdrawal is converted to equivalent shares of stock based on the market price at the effective date of withdrawal, and the participant receives the whole shares and cash for any fractional share.

5.  Risk and Uncertainties

The Plan provides for investment in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

The Murphy Oil Corporation 401(K) Plan
Notes to Financial Statements

6.  Related Party Transactions

Fidelity Investments Institutional Operations Company, Inc. (FIIOC) handles record keeping and administration of the Plan. Certain of the Plan’s investment options are in mutual funds managed by Fidelity Management & Research Company (FMRC). FIIOC and FMRC are both affiliates of FMTC, who is the Trustee for the Plan and also manages the Managed Income Portfolio II, the MSF and the Murphy USA Stock Fund. FMRC’s fees were deducted from the earnings of the mutual funds it manages. The Plan received a credit of $20,986 for trustee and recordkeeping fees. In addition, the Plan provides for investment in Murphy Oil Corporation common stock and participant notes receivable, which also qualify as party-in-interest transactions.

For the year ended December 31, 2022, contributions into the MSF totaled $910,806, while benefit payments out of the MSF totaled $2,928,602. During the year ended December 31, 2022, the Plan recorded $618,313 of dividend income from the MSF. These transactions are covered by exemptions from the prohibited transactions provisions of ERISA and the Internal Revenue Code of 1986, as amended.

7.  Income Taxes

Although the Plan has been amended since receiving a favorable determination letter dated July 1, 2014, the Committee believes that the Plan meets the necessary requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, and accordingly, the Plan is exempt from taxation under the provisions of Section 501(a) of the Internal Revenue Code of 1986, as amended.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service (IRS). The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.  Investments at Fair Value

The Company carries certain assets in its Statements of Net Assets Available for Benefits at fair value.

The fair value hierarchy is based on the quality of inputs used to measure fair value, with Level 1 being the highest quality and Level 3 being the lowest quality. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Murphy Oil Corporation 401(K) Plan
Notes to Financial Statements
Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statements of Net Assets Available for Benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2022.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include common stock and mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. In certain cases where Level 1 inputs are not available, securities or other investments would be classified within Level 2 or Level 3 of the hierarchy. The Plan had no Level 2 or Level 3 investments at December 31, 2022 or 2021.

There are no assets or liabilities measured at fair value on a nonrecurring basis.

The following table presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2022 and 2021.

	Fair Value Measurements Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
December 31, 2022	Fair Value	(Level 1)	(Level 2)	(Level 3)
Common Stock	$37,493,504	37,493,504	—	—
Mutual Funds	122,680,461	122,680,461	—	—
Total assets in fair value hierarchy	160,173,965	160,173,965	—	—
Investments measured at net asset value[1]	25,078,718	—	—	—
Investments at Fair Value	$185,252,683	160,173,965	—	—
December 31, 2021
Common Stock	$33,267,744	33,267,744	—	—
Mutual Funds	151,769,395	151,769,395	—	—
Total assets in fair value hierarchy	185,037,139	185,037,139	—	—
Investments measured at net asset value[1]	22,679,293	—	—	—
Investments at Fair Value	$207,716,432	185,037,139	—	—
1Certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statements of Net Assets Available for Benefits.

The Murphy Oil Corporation 401(K) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022

Identity of Issuer	Description of Investment	Current Value
FID 500 Index ¹	Mutual Fund, 288,892 shares	$38,457,261
Murphy Stock Fund ¹	Common Stock Fund, 651,094 shares	28,007,029
Managed Income Portfolio II Class 1	Common/Collective Trust, 25,078,718 shares	25,078,718
FID Mid Cap Index ¹	Mutual Fund, 403,292 shares	10,453,322
Murphy USA Stock Fund ²	Common Stock Fund, 33,927 shares	9,486,475
FID Freedom 2035 ¹	Mutual Fund, 725,980 shares	9,132,832
FID Freedom 2040 ¹	Mutual Fund, 920,112 shares	8,179,795
FID Freedom 2045 ¹	Mutual Fund, 730,218 shares	7,455,527
FID Freedom 2050 ¹	Mutual Fund, 706,018 shares	7,293,162
FID Freedom 2030 ¹	Mutual Fund, 439,505 shares	6,429,955
FID Diversified Intl. ¹	Mutual Fund, 459,663 shares	5,391,853
FID Freedom 2025 ¹	Mutual Fund, 427,902 shares	5,015,014
FID Freedom 2055¹	Mutual Fund, 378,008 shares	4,524,752
FID Freedom 2020 ¹	Mutual Fund, 324,100 shares	4,135,514
PIMCO Income Inst.	Mutual Fund, 287,890 shares	2,979,662
PIMCO Total Return Inst.	Mutual Fund, 341,174 shares	2,886,331
FID Small Cap Index ¹	Mutual Fund, 132,875 shares	2,883,394
Vulcan Value Ptrs. Smcp.	Mutual Fund, 179,731 shares	1,844,037
FID U.S. Bond Index ¹	Mutual Fund, 157,819 shares	1,606,600
FID Freedom 2015 ¹	Mutual Fund, 105,586 shares	1,087,541
FID Freedom 2005 ¹	Mutual Fund, 85,632 shares	895,710
FID Freedom 2060 ¹	Mutual Fund, 80,248 shares	883,529
FID Freedom Income ¹	Mutual Fund, 41,707 shares	414,571
FID Freedom 2065 ¹	Mutual Fund, 33,777 shares	340,136
FID GNMA ¹	Mutual Fund, 23,316 shares	235,021
FID Freedom 2010 ¹	Mutual Fund, 10,656 shares	135,870
Eaton Vance LG CAP Value R6	Mutual Fund, 827 shares	18,816
MFS Massachusetts INV GR STK R6	Mutual Fund, 7 shares	256
Participant Notes Receivable ¹	Interest rates between 3.25% and 6.25%	1,750,297
Net assets at fair value		$187,002,980

1 Party-in-interest.
2 This fund is comprised of common stock of Murphy USA Inc. (MUSA). MUSA was wholly owned by Murphy prior to August 30, 2013, when Murphy’s stockholders received MUSA common stock in a spin-off transaction. These investments resulted from the spin-off of MSF held in the Master Trust at the date of distribution. The Master Trust was dissolved at the time of the spin-off transaction. No new investments are allowed in this fund.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MURPHY OIL CORPORATION
401(K) PLAN

Date: June 22, 2023
By:   /s/ Maria A. Martinez
Maria A. Martinez
Vice President, Human Resources and Administration,
Chair of Employee Benefits Committee
Murphy Oil Corporation